SOL BOARDS, INC.

ANY EVENTS TRIGGERING DISQUALIFICATION

Bad Actor Disclosure

After due and reasonable inquiry, the Company represents that, to its best information, knowledge, and belief, neither the Company, any member of the Company, any promoter connected with this Offering, any person that has been or will be paid remuneration for solicitation of purchases in connection with this Offering, nor any other person listed in connection with this Offering has been subjected to or the recipient of any conviction, order, judgment, decree, suspension, expulsion, bar, or other event that is a disqualifying event.